UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 24, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                                   Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

24 May 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2023 final dividend payment on 22 May 2024.
Date of Transaction	2024 - 05 - 22
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	10.1921	627.51301	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	10.1921	132.42844	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	10.1921	290.35933	N/A Single Transaction
Phil Cowdy Chief Corporate Development & Corporate Affairs Officer	PDMR	10.1921	158.47807	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	10.1921	166.31452	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	10.1921	2,866.48338	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	10.1921	78.39762	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	10.1921	1,168.88629	N/A Single Transaction
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	10.1921	196.76528	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 24, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary